Exhibit 99.1

TransAlta Announces 2020 Outlook and ESG Targets, Declares Increased Common Dividend and Appoints John P. Dielwart as the next Chair of the Board

CALGARY, Jan. 16, 2020 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) announced today its financial outlook and environmental, social and governance ("ESG") targets for 2020, highlighted by the addition of recently commissioned projects and productivity improvements, which are expected to drive strong comparable EBITDA and free cash flow ("FCF") performance in 2020. The Company also announced that the Board of Directors (the "Board") determined that following the retirement of Ambassador Gordon D. Giffin at the upcoming annual shareholder meeting, John P. Dielwart will be appointed Chair of the Board, pending his re-election to the Board. Lastly, TransAlta declared an increase in the annualized dividend to $0.17 per common share, representing a 6.25 per cent increase.

2020 Outlook
Objectives for 2020 include:

  Achieving free cash flow in the range of $325 million to $375 million;
  Delivering a full year of cash flow from Big Level and Antrim, which reached commercial operation in December;
  Significantly progressing the construction of the SemCAMS cogeneration project and Windrise wind facilities for commercial operation in 2021;
  Completing the Sundance Unit 6 gas conversion in 2020;
  Advancing the Sundance Unit 5 re-powering project for commercial operation in 2023;
  Preparing Keephills Units 2 and 3 for gas conversions in 2021;
  Repaying the $400 million bond maturing in November 2020;
  Continuing the share buyback program in an amount up to $80 million in 2020;
  Achieving commercial operation for the Windcharger battery project in 2020; and
  Progressing on our ESG targets.

"Confidence in our strategy and our transformation has allowed the Board to begin the process of restoring a growing dividend at TransAlta," commented Ambassador Giffin, Chair of the Board.

ESG Targets
TransAlta has a long history of adopting leading sustainability practices, including 25 years of ESG reporting and voluntarily integrating its sustainability report into its annual report since 2015. TransAlta established its first ESG goals in 2014 and is proud to announce its 2020 and longer-term ESG goals, which are aligned with the UN Sustainable Development Goals.

"We are in the midst of a transformation that will see TransAlta become a leading Canadian clean electricity company. We have already reduced our greenhouse gas emissions by approximately 36 per cent over 2015, we direct less than one per cent of our waste to landfills, and we have industry leading representation of women in leadership positions and on our Board", commented Dawn Farrell, President and Chief Executive Officer of the Company. The key components of the Company's approved 2020 ESG targets include:

  A continued focus on safe operations and environmentally sustainable practices, including by minimizing environmental incidents and undertaking significant reclamation work;
  By 2030, achieving a 95% reduction of SO2 emissions and a 50% reduction of NOx emissions over 2005 levels from TransAlta's coal facilities, and a Company-wide reduction of greenhouse gases emissions of 60% below 2015 levels;
  Undertaking initiatives that will enhance the environmental performance of the Company, including converting coal facilities to gas and developing new renewable projects that support customer sustainability goals to achieve both long-term power price affordability and carbon reductions;
  Supporting equal access to all levels of education for youth and Indigenous peoples through financial assistance and employment opportunities;
  Enhancing our commitment to workplace diversity and adopting a target of 50 per cent female membership on the Board by 2030 and achieving gender diversity of at least 40 per cent of female employment for all employees by 2030; and
  Maintaining our commitment to leading ESG disclosure.

The full details of the approved ESG targets are now available at www.transalta.com/sustainability. More information in regard to these ESG targets and the Company's ESG performance will be included in the Company's integrated annual report for the year-ended December 31, 2019.

Chair of the Board
TransAlta announced today that the Board has determined to appoint John P. Dielwart as Chair of the Board, upon his re-election as an independent director at TransAlta's next annual shareholder meeting and immediately following Ambassador Giffin's retirement from the Board.  As previously announced, Ambassador Giffin is retiring from the Board in 2020 after serving as Chair since 2011.

"John has a distinguished reputation as a strategic business leader who has demonstrated an ability to enhance shareholder value in public companies, which makes him the ideal Chair," said Ambassador Giffin. "The Board conducted a thorough and deliberative succession process leading us to unanimously endorse John as our next Chair.  It has been a privilege serving alongside such a dedicated Board and executive team. I wish everyone at TransAlta all the best and look forward to watching the Company continue to evolve its unique culture and execute on strategic initiatives that will deliver strong shareholder returns for years to come."

Dawn Farrell commented, "It has been my pleasure to have worked closely with Gordon over the past number of years. His insight, judgment and dedication to the development of our strategy will be greatly missed by management.  On behalf of all of TransAlta, I would like to thank him for his leadership and dedication."

Mr. Dielwart has served as independent director on the Board since 2014, and currently serves as the Chair of the Governance, Safety and Sustainability Committee.  He is also on the Investment Performance Committee of the Board and has previously served on the Audit, Finance and Risk Committee.  Mr. Dielwart is a founder and Director of ARC Resources Ltd. from 1996 to present and served as Chief Executive Officer of ARC Resources Ltd. from 2001 to 2013.  Mr. Dielwart earned a Bachelor of Science (Distinction) in Civil Engineering from the University of Calgary, is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and a Past-Chairman of the Board of Governors of the Canadian Association of Petroleum Producers (CAPP).  Mr. Dielwart is also a director and former Co-Chair of the Calgary and Area Child Advocacy Centre.  In 2015, Mr. Dielwart was inducted into the Calgary Business Hall of Fame.

"I am honoured to have the confidence of the Board as we continue our transformation into a leading clean electricity company," said Mr. Dielwart. "I offer Gordon thanks for expertly guiding us through a period of unprecedented regulatory change and doing so in a manner that established a clear path towards growth and clean electricity.  I am also confident in our executive team's ability to execute on our strategy in order to realize continued success."

Financial Outlook and Assumptions
The following table provides additional details pertaining to our 2020 outlook:

Measure	Target
Comparable EBITDA(1)	$925 million to $1,000 million
FCF (1)	$325 million to $375 million

Range of key power price assumptions:

Market	Power Prices ($/MWh)
Alberta Spot	$53 to $63
Mid-C Spot (US$)	$25 to $35

Other assumptions relevant to 2020 financial outlook:

Sustaining Capital(2)	$170 million to $200 million

(1)	These items are not defined under IFRS. Presenting these items provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Free Cash Flow, Discussion of Segmented Comparable Results, and Earnings and Other Measures on a Comparable Basis sections of TransAlta's 2019 third quarter management discussion and analysis for additional information.
(2)	Excludes payments associated with finance leases.

Dividend Declaration
The Board today declared a quarterly dividend of $0.0425 per common share payable on April 1, 2020 to shareholders of record at the close of business on March 2, 2020, which represents a 6.25 per cent increase in our dividend level.

"We are committed to returning capital to shareholders, including through our normal course issuer bid and our dividend. The dividend increase demonstrates our confidence in our strategy and our commitment to the recently announced dividend policy of returning between 10% to 15% of deconsolidated funds from operations to shareholder", remarked Dawn Farrell.

The Board also declared the following quarterly dividend on its Cumulative Redeemable Rate Reset First Preferred Shares for the period starting from and including December 31, 2019 up to but excluding March 31, 2020:

Preferred Shares	TSX Stock Symbol	Dividend Rate	Dividend Per Share	Record Date	Payment Date
Series A	TA.PR.D	2.709%	$0.16931	March 2, 2020	March 31, 2020
Series B*	TA.PR.E	3.682%	$0.22949	March 2, 2020	March 31, 2020
Series C	TA.PR.F	4.027%	$0.25169	March 2, 2020	March 31, 2020
Series E	TA.PR.H	5.194%	$0.32463	March 2, 2020	March 31, 2020
Series G	TA.PR.J	4.988%	$0.31175	March 2, 2020	March 31, 2020

*Please note the quarterly floating rate on the Series B Preferred Shares will be reset every quarter.

About TransAlta:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit its web site at transalta.com.

Forward Looking Statements and Non-GAAP measures:
This news release contains forward looking statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "may", "will", "should", "plans", "intends" and similar expressions are intended to identify forward looking information or statements. More particularly, and without limitation, this news release contains forward looking statements and information relating to: delivering a full year of cash flow from Big Level and Antrim; declaring commercial operation for the Windcharger battery project in 2020; significantly progressing the construction of the SemCAMS cogeneration project and Windrise wind facilities for commercial operation in 2021; completing Sundance Unit 6 gas conversion in 2020; achieving the Sundance Unit 5 re-powering project in 2023; the Keephills Unit 2 and 3 gas conversion being completed in 2021; repaying the $400 million bond maturing in November 2020; continuing share buyback program in an amount up to $80 million; progressing on our ESG Targets to achieve top performance in safety; expected 2020 financial results, including free cash flow ("FCF"), Comparable EBITDA, sustaining capital and productivity capital; the appointment of Mr. Dielwart as Chair of the Board; and amount of any future dividends that may be declared by the Board.  These forward looking statements are based on a number of assumptions considered by the Company to be reasonable as of the date of this news release, including, but not limited to, the following: the Alberta spot power pricing of $53/MWh to $63/MWh and Mid-C spot pricing of US$25/MWh to US$35/MWh; no significant changes to applicable laws and regulations in the markets in which the Company operates, and assumptions regarding expected financial results from projects; and other assumptions noted in the 2020 financial outlook.  The forward looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward looking statements, which include: operational risks involving our facilities; debt obligations, working capital requirements or future capital requirements being greater than anticipated;  environmental requirements and changes in, or liabilities under, these requirements; changes in market prices where we operate; our ability to carry out planned outages and repairs in a cost effective and timely manner; energy trading risks; legislative or regulatory developments and their impacts; general economic conditions in the geographic areas where TransAlta operates and other risk factors contained in the Company's Management Proxy Circular dated March 26, 2019 and its Annual Information Form and Management's Discussion and Analysis for the year ended December 31, 2018, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. The Company undertakes no obligation to update or revise any forward looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward looking information, refer to the Company's Annual Report and Management's Discussion and Analysis filed under the Company's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

The Company evaluates its performance and the performance of its business segments using a variety of measures. Certain of the financial measures discussed in this press release, include Comparable EBITDA and FCF, which are not defined under International Financial Reporting Standards (IFRS) and, therefore, should not be considered in isolation or as an alternative to IFRS measures when assessing the financial performance or liquidity of the Company. These non-IFRS measures have no standardized meaning under IFRS, may not be comparable to similar measures presented by other issuers and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Non-IFRS measures are presented to provide management and investors with a proxy for the amount of cash generated from operating and trading activities. Please refer to the Company's MD&A, which is available on the Company's website or under the Company's profile on www.sedar.com for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.

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SOURCE TransAlta Corporation

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For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 18:46e 16-JAN-20